United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes  ☐       No  ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐       No  ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-☐.)

Press Release

Signature Page

Press Release
CVRD makes payment to holders of mandatorily convertible notes
Rio de Janeiro, October 18, 2007 — Companhia Vale do Rio Doce (CVRD) will pay additional interest to holders of the mandatorily convertible notes (notes) due June 15, 2010 issued by its wholly-owned subsidiary, Vale Capital Ltd., in two series, RIO and RIO P.
Under the indentures governing the notes, additional interest due to each noteholder is an amount in U.S. dollars equal to any cash distribution net of any applicable withholding tax and fees paid by the Depositary of our ADSs — each representing one common/preferred CVRD share, RIO/RIOPR — to the holder of one ADS, multiplied by the number of ADSs that would be received by the noteholder upon conversion of the notes at the conversion rate specified in the applicable indenture (as adjusted for the forward-stock split approved in August 2007). Therefore, the approval by our Board of Directors of a dividend distribution to shareholders, as announced today, triggered the payment of additional interest to noteholders.
The additional interest paid per series RIO note and per series RIO P note will be equal to an amount in U.S. dollars equivalent to R$ 0.659381778 and R$ 0.782596840, respectively, converted at the actual Brazilian real/US dollar exchange rate on October 31, 2007.
The additional interest will be paid to noteholders listed on the records of the trustee as of October 23, 2007 (regular record date). The Bank of New York, the trustee, will pay the noteholders on November 7, 2007.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: Marcus.thieme@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patrícia Calazans: patrícia.Calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Tacio Neto: tacio.neto@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 18, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations